

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2015

Via E-mail
Wilhelmus Groenhuysen
Chief Financial Officer
NovoCure Limited
c/o Novocure Inc.
20 Valley Stream Pkwy
Suite 300
Malvern, PA 19355

> **Re: NovoCure Limited**
> **Draft Registration Statement on Form S-1**
> **Submitted June 24, 2015**
> **CIK No. 0001645113**

Dear Mr. Groenhuysen:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus

1.   Please revise your disclosure to present it from the perspective of an investor who may not be an expert in your industry. For example, it appears from your disclosure that you assume that readers already know the meanings of those terms and their significance, such as the disclosure on: (1) page 1 about "anti-mitotic treatment," "brain metastases" and "mesothelioma;" (2) page 2 about your "EF-14 Phase 3 pivotal trial" and "temozolomide;" and (3) pages 18 and 19 about the "Essential Requirements laid down in Annex I."

Prospectus Summary, page 1

2.   Please revise your opening paragraphs to provide quantified disclosure in your summary of your history of losses as well as your accumulated deficit as of March 31, 2015.

3.   Please highlight in your summary that you expect to incur significant expenses and operating losses for at least the next several years. In this regard, we note your disclosure in the last paragraph on page 57.

4.   Please reconcile your disclosure in the last sentence of the first paragraph of the summary regarding increased side effects with your disclosure elsewhere which suggests that fewer side effects are experienced.

5.   Please revise your disclosure throughout your document to avoid marketing language. For example, we note your disclosure on page 1 about a "robust patent and intellectual property portfolio" and your disclosure on page 3 about "robust pre-clinical data."

6.   Regarding your disclosure on page 1 that you have demonstrated in pre-clinical studies that TT Fields can offer "additive and in some cases synergistic benefits," please revise the appropriate section to include specific examples of such benefits. Also, please include specific examples of the "additive and in some cases synergistic efficacy" mentioned on page 2.

Our clinical pipeline, page 2

7.   With a view toward balanced disclosure as to what your clinical data has shown, please tell us whether the clinical data studies have revealed any material disadvantages or risks.

Our competitive advantages, page 3

8.   Please revise your disclosure to identify the "certain countries" mentioned in the second bullet point on page 3.

Implications of being an emerging growth company, page 5

9.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Summary Consolidated Financial and Operating Data, page 9

10. Refer to footnote 2 on page 10. Per page 50, you will use $1 million of the net proceeds of the offering to make a payment to the Technion. Please tell us how you considered this payment in your pro forma presentation. Refer to Item 11-02(b)(6) of Regulation S-X. Please similarly explain for your pro forma presentation of cash, cash equivalents, and short-term investments on page 52.

Use of proceeds, page 50

11. Please disclose the estimated net amount of proceeds that you currently intend to use for each purpose mentioned in the second paragraph on page 50.

Capitalization, page 52

12. The table included on page 52 shows (i) your cash and cash equivalents, including short-term investments and (ii) your capitalization. Please revise the introductory paragraph to clarify what you are presenting since cash, cash equivalents, and short-term investments are not part of your capitalization.

13. Please show us how you calculated your total capitalization of $118,838,000 as of March 31, 2015 on an actual and pro forma basis. Explain why the table excludes your long-term loan of $24,521,000.

14. In the paragraph following the table you disclose how a $1.00 increase (decrease) in the assumed initial public offering price would impact each of additional paid-in capital, total shareholders' equity and total capitalization. Please also disclose how the change would impact other affected items shown in the table, such as cash.

Share-based compensation, page 61

15. For the valuation of the fair value of your ordinary shares for grants in 2014 and 2015, we note from page F-13 that you used the PWERM valuation method. Please tell us the significant assumptions underlying your valuation. Include a discussion of the impact of the factors cited in your disclosure, including the prices of your preferred shares sold in arm's-length transactions.

16. Please explain the reason(s) for the increase in fair value per ordinary share on March 5, 2015 to $84.94, compared to the fair value on the prior grant date, October 22, 2014, of $45.68. Also explain the reason(s) for the difference between the fair value per ordinary share on March 5, 2015, compared to the price of your Series J convertible preferred stock of $137.95 in June 2015.

Quantitative and qualitative disclosure about market risk, page 70

17.   Please tell us how you considered the disclosures required by Item 305(a) of Regulation S-K with respect to your term loan.

Manufacturing, page 90

18.   Please disclose the material terms of your agreements with your material suppliers, such as the duration and cancellation provisions. In this regard, we note your disclosure in the risk factor on page 18 about sole-source suppliers.

Principal shareholders, page 140

19.   Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held by WFD Ventures Fund II and Volati Limited.

Description of share capital, page 144

20.   Your disclosure may not be qualified by reference to statutes. Please revise the third paragraph accordingly.

Report of Independent Registered Public Accounting Firm, page F-2

21.   We note that your auditor is located in Tel-Aviv, Israel but that the majority of your fixed assets and revenues are in the United States. On your website you refer to your headquarters in Jersey Isle and US operations in Portsmouth, NH and New York, NY. For Israel, you show that you have a research center in Haifa, Israel. Please explain why the location from which the audit report was rendered is Israel. Include a discussion of the location of your principal operations, where your financial records are maintained, and where the audit work was principally conducted. Tell us where your CEO, COO, and CFO are located. Describe the operations that occur in the US and Israel and the executive management that resides in each country.

Consolidated Balance Sheets, page F-3

22.   The information you present as of and for the three months ended March 31, 2015 and for the three months ended March 31, 2014 is unaudited but you have only labelled some of the related columns as such. For example, you did not include the word 'unaudited' for the columns as of March 31, 2015 on page F-4 and for the three months ended March 31, 2014 on pages F-5, F-7, and F-8. Please revise to consistently label all unaudited columns.

Consolidated Statements of Operations, page F-5

23.   On page F-12, you disclose that revenues are presented net of indirect taxes. Since revenues are presented net and not gross, please revise the item description to clarify.

24.   Please show us how you calculated the weighted average number of ordinary shares used in your pro forma earnings per share as shown on page F-5.

Note 2. Significant Accounting Policies, page F-9

25.   Please disclose your accounting policy for contingent liabilities. Refer to FASB ASC 235-10-50-1 and 50-3 and FASB ASC 450.

e. Unaudited Pro Forma Shareholders' Equity, page F-10

26.   You disclose here and on page 57 that the preferred stock, including the Series J preferred stock, will be automatically converted upon the closing of the IPO. Please tell us the basis for your statement given your disclosure on page F-22 that the conversion is only automatic if the offering is a qualified initial public offering. Refer to Rule 11-01(a)(8) of Regulation S-X.

i. Property and equipment, page F-11

27.   Please explain how you determined that computers have a useful life between 15 and 33 years.

j. Field equipment under operating leases, page F-11

28.   Please disclose the depreciation method and the estimated useful life of the field equipment. Refer to FASB ASC 360-10-50-1.

m. Revenue recognition, page F-12

29.   In the third paragraph, you disclose that revenues were recognized when cash was collected. Please clarify whether revenue is recognized either over the term of the lease or later if cash has not been collected.

t. Concentration of risks, page F-14

30.   With respect to your disclosure of revenue concentration on page F-15, please tell us whether either of the two payers in 2014 are the same as the two payers in 2013. Refer to FASB ASC 280-10-50-42.

Note 13: Share Capital, page F-22

31.   On page F-22 you disclose that each preferred share is automatically convertible into ordinary shares upon your qualified initial public offering. Please revise the note to briefly describe the terms of the qualified initial public offering. Refer to FASB ASC 505-10-50-3.

c. Settlement agreement, page F-23

32.   We note that you reflected the transactions with the Technion and your founder by netting the fair value of shares and options issued to the Technion with the fair value of the shares returned to you by your founder, which amounted to zero. Please explain to us why you accounted for the shares given to you by your founder as a gain and not a capital contribution. Cite the accounting literature upon which you relied and explain how you considered the guidance in FASB ASC 505-10-25-2.

Note 18. Subsequent Events, page F-29

33.   Please revise this note and all other sections of the filing to consistently indicate, if true, that the Series J preferred stock is convertible. In addition, revise to briefly describe the conversion terms or refer the reader to the note to the financial statements where those terms are described. Refer to FASB ASC 260-10-50-2 and 505-10-50-3.

Exhibit Index, page II-2

34.   We note that you filed a request for confidential treatment for portions of exhibits to your draft registration statement. We will provide any comments on your request separately.

35.   Please file as an exhibit the settlement agreement mentioned on page 92.

        You may contact Gary Newberry at (202) 551-3761 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

                                        Sincerely,

                                        /s/ Daniel Morris for

                                        Amanda Ravitz
                                        Assistant Director

cc (via e-mail): Julie M. Allen, Esq.